Blue Gold Limited

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

Tel. +1 (345) 949 4123

May 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention: Michael Purcell

Re:	Acceleration Request

Blue Gold Limited

Registration Statement on Form F-1

File No. 333-295618

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Gold Limited (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:05 p.m. Eastern Standard Time on May 18, 2026, or as soon as possible thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the registration statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Mayer Brown LLP.

The Company requests that we be notified of such effectiveness by a telephone call to Brian Hirshberg of Mayer Brown LLP at (212) 506-2176 and that such effectiveness also be confirmed in writing to BHirshberg@mayerbrown.com.

Very truly yours,

Blue Gold Limited

	By:	/s/ Lorenz Werndle
		Name:	Lorenz Werndle
		Title:	Chief Financial Officer

cc: to Brian Hirshberg, Mayer Brown LLP